SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K



02050708

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 7/31/02


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2002
WASH. D.C. 164 SECTION

For the month of JULY, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

PROCESSED
AUG 1 2 2002
THOMSON FINANCIAL P

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: August 2, 2002

By 
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

6K Filing

News Releases

For the period of May 1, 2002 to July 31, 2002

- May 13, 2002
- July 18, 2002
- July 29, 2002

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com



CONTACT:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT CHOSEN FOR ENTERPRISE-WIDE FAULT DETECTION;

MAJOR SEMICONDUCTOR MANUFACTURER ORDERS MULTIPLE FAB-WIDE MODELWARE LICENSES

VANCOUVER, CANADA — MAY 13, 2002 — **Triant Technologies Inc.** (TSX: TNT; OTCBB: TNTTF) today announced that a major semiconductor manufacturer has chosen ModelWare as their enterprise-wide fault detection solution of choice. In connection with this announcement, Triant received a significant follow-on order from this customer for multiple fab-wide licenses of ModelWare, Triant's Equipment Health Monitoring and Advanced Fault Detection software solution.

ModelWare is Triant's Advanced Process Control (APC) solution for equipment health monitoring and advanced fault detection. It is a key component in increasing fab productivity and lowering manufacturing costs in both current 200mm and next-generation 300mm fabs.

The licenses for ModelWare under Triant's latest order from this major semiconductor manufacturer are expected to be deployed by the end of 2002. Following full deployment, this customer will have ModelWare deployed in multiple high-volume production fabs in Asia and the United States.

Robert Heath, Triant's Chairman and CEO, stated, "This order increases our current backlog significantly and provides us with more momentum for reaching our revenue goal of $6 million to $7 million in 2002. We are delighted to be part of this exciting industry sector that is experiencing strong growth despite the general semiconductor industry downturn. This customer's deployment of ModelWare is another validation of the importance of APC in the semiconductor industry."

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that enable its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made, and the Company assumes no obligation to update forward-looking statements should circumstances in management's expectations or opinions change.

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Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT ANNOUNCES CONFERENCE CALL FOR SECOND QUARTER 2002 FINANCIAL RESULTS

VANCOUVER, CANADA — July 18, 2002 — Triant Technologies Inc. (TSX:TNT; OTCBB: TNTTF) today announced a conference call scheduled for Monday, July 29, 2002 at 4:45 p.m. Eastern Daylight Time (1:45 p.m. Pacific Daylight Time) to discuss second quarter 2002 financial results.

WHO: Triant Technologies Inc., a leader in equipment health monitoring and advanced fault detection software solutions for the semiconductor industry

WHAT: Conference Call for Second Quarter 2002 Financial Results

WHEN: Monday, July 29, 2002

TIME: 4:45 p.m. Eastern Daylight Time (1:45 p.m. Pacific Daylight Time)

DIAL-IN NUMBER: 719.457.2679
Conference Code: 167711

REPLAY NUMBER: 719.457.0820
Conference Code: 167711

A replay of the conference call will be available on Monday, July 29, 2002 after 7:45 p.m. EDT (4:45 p.m. PDT)

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that enable its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

# # #



Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS SECOND QUARTER 2002 FINANCIAL RESULTS

VANCOUVER, CANADA — July 29, 2002 — **Triant Technologies Inc.** (TSX:TNT; OTCBB:TNTTF) today reported financial results for the second quarter and six months ended June 30, 2002 (expressed in Canadian dollars). The Company will also host a conference call today, Monday, July 29, 2002 at 4:45 p.m. Eastern Time (1:45 p.m. Pacific Time) to discuss the second quarter operating results.

Revenue for the second quarter ended June 30, 2002 increased by 54% to $2,058,698 compared to revenue of $1,335,783 for the second quarter ended June 30, 2001. The Company's second quarter revenue was principally driven by *ModelWare* – Triant's equipment health monitoring and advanced fault detection solution for the semiconductor industry. During the second quarter ended June 30, 2002, the Company received $4.1 million in new orders compared to $0.2 million for the second quarter ended June 30, 2001. The Company ended the second quarter of 2002 with deferred revenue and backlog totaling $2.6 million compared to $1.1 million at the end of the second quarter of 2001.

The loss from operations for the second quarter ended June 30, 2002 narrowed to $788,606 from a loss from operations of $894,110 in the second quarter ended June 30, 2001 as a result of higher revenue relative to operating expenses.

The net loss for the second quarter ended June 30, 2002 widened to $1,042,995, or a loss per share of $0.03, compared to a net loss of $757,751, or a loss per share of $0.02, for the second quarter ended June 30, 2001. The increased loss is the result of unrealized foreign exchange translation losses on US dollar denominated cash and cash equivalents and short-term investments (resulting from the appreciation of the Canadian dollar) that exceeded interest and other income for the second quarter, compared to net interest and other income of $136,359 for the second quarter ended June 30, 2001.

Revenue for the six months ended June 30, 2002 increased by 28% to $3,428,887 compared to revenue of $2,680,068 for the six months ended June 30, 2001. During the six months ended June 30, 2002, the Company received $5.1 million in new orders compared to $1.7 million for the six months ended June 30, 2001.

The loss from operations for the six months ended June 30, 2002 widened to $2,044,894 compared to a loss from operations of $1,193,048 for the six months ended June 30, 2001 due to significantly higher research and development expenditures on outsourcing during the first three months of 2002. This reflects the Company's aggressive strategy initiated in mid-2001 to maintain its market leadership by accelerating research and development spending on the development of next generation products.

The net loss for the six months ended June 30, 2002 was $2,189,554, or a loss per share of $0.05, compared to a net loss of $709,399, or a loss per share of $0.02, for the six months ended June 30, 2001.

- m o r e -

As of June 30, 2002, the Company maintained a strong balance of cash and cash equivalents and short-term investments of $14.9 million as compared to $16.9 million as of December 31, 2001.

Commenting on the results, Robert Heath, Chairman and Chief Executive Officer, stated: "Year-to-date revenue of $3.4 million, combined with deferred revenue and backlog totaling $2.6 million at the end of the second quarter, affirm our revenue guidance for the year of between $6 million and $7 million.

"Revenue is growing as a result of opening new accounts and the further penetration of existing accounts. In 2002, several customers increased their commitment to ModelWare with one customer ordering multiple fab-wide licenses. It is our intention to build a strong backlog of orders by year-end 2002, in addition to meeting our revenue guidance for this year.

"Although the timing of the semiconductor market recovery remains a moving target, we believe Triant is well positioned for continued growth. We believe the unfolding migration to 300mm fabrication plants will be a key catalyst for APC (Advanced Process Control) adoption. We believe that the demand for APC products is increasing and that Triant continues to have a solid market opportunity."

Conference Call Access Information
Triant will host a conference call today, Monday, July 29, 2002 at 4:45 p.m. Eastern Time (1:45 p.m. Pacific Time) to discuss the 2002 second quarter financial results. The dial-in number for the call is 719.457.2679 and the Conference Code is 167711. A replay of the conference call will be available today, Monday, July 29, 2002 after 7:45 p.m. Eastern Time (4:45 p.m. Pacific Time). The replay number is 719.457.0820 and the Conference Code is 167711.

About Triant Technologies
Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

-- Financial Tables Follow --

TRIANT TECHNOLOGIES INC.
Summary Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
Revenue	$ 2,058,6	$ 1,335,78	$ 3,428,	$ 2,680,06
Cost of revenue	593,3	544,43	884,	950,07
Gross margin	1,465,3	791,35	2,544,	1,729,99
Operating expenses				
Research and development	1,444,7	909,03	3,008,	1,537,27
Selling, general and administrative	809,1	776,42	1,581,	1,385,76
Total operating expenses	2,253,9	1,685,46	4,589,	2,923,04
Loss from operations	(788,6	(894,11	(2,044,	(1,193,04
Interest and other income (expense), net	(254,3	136,35	(144,	483,64
Net (loss) earnings for the period	$ (1,042,9	$ (757,75	$ (2,189,	$ (709,39
Loss per share	$	$	$	$
Weighted average number of common shares outstanding	41,568,0	41,519,64	41,567,	41,481,12
Number of common shares issued and outstanding	41,592,1	41,567,17	41,592,	41,567,17

TRIANT TECHNOLOGIES INC.
Summary Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2002	December 31, 2001
Cash, cash equivalents and short-term investments	$ 14,908,095	$ 16,897,195
Accounts receivable, net	620,275	308,539
Prepaid expenses and deposits	57,639	21,347
Capital assets	438,086	412,723
Total assets	16,024,095	17,639,804
Accounts payable and accrued liabilities	1,652,954	1,593,395
Deferred revenue	694,619	47,574
Total liabilities	2,347,573	1,640,969
Total shareholders' equity	13,676,522	15,998,835

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